

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Mike Winston
Executive Chairman and Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, Nevada 89135

> **Re: Jet.AI Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 30, 2023**
> **File No. 333-274432**

Dear Mike Winston:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please update your disclosure regarding the status of your compliance with Nasdaq's continued listing criteria. In this regard, we note that on December 1, 2023, you received a Notification Letter from the Listing Qualifications Department of The Nasdaq Stock Market and were provided 45 calendar days from the date of the Notification Letter, or until January 15, 2024, to submit a plan to regain compliance with Nasdaq's continued listing criteria. Also revise your risk factor disclosure to address the impact of a potential delisting on the Company and its shareholders, including without limitation, under the Share Purchase Agreement, Forward Purchase Agreement and FPA Funding Amount PIPE Subscription Agreement.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeanne Campanelli, Esq.